Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190
February 3, 2021
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street NE
Washington, D.C. 20549

Attn:	Kathryn Jacobson Robert Littlepage
RE:	Science Applications International Corporation Form 10-K for the Year Ended January 31, 2020 Filed March 27, 2020 Form 10-Q for the Quarter Ended October 30, 2020 Filed December 4, 2020 File No. 001-35832

Ladies and Gentlemen:
On behalf of Science Applications International Corporation (the “Company”, “we”, “us”, or “our”) we are writing in response to the oral comment we received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission during our telephone call on January 29th, 2021 responding to the Company’s response letter dated January 12, 2021, with respect to the Company’s Form 10-K for the Year Ended January 31, 2020 and the Company’s Form 10-Q for the Quarter Ended October 30, 2020. This letter sets forth the Company’s response to that comment. For your convenience, we have summarized the Staff’s oral comment in bold, followed by our response.
Form 10-Q for the Quarter Ended October 30, 2020
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impacts of the COVID-19 Pandemic, page 22
Comment 1:
We note your response to prior Comment 1. We also note that in your Q3 earnings call you stated that the full year impact to revenues would be $250 million from COVID19 and the full year impact to profits would be $35 million from COVID19. Please tell us why you provide investors earnings guidance which separately addresses the potential revenue impact of the CARES Act program section 3610 but do not believe such programs impact on historical revenues to be significant for disclosure in your filed documents.
Response:
During the Q3 earnings call we disclosed the revenue and profit impact from COVID19 in relation to our annual guidance. We also disclosed this information in the MD&A of our Form 10-Q for the Quarter

Ended October 30, 2020 (“Q3 10Q”). The disclosures are consistent and the revenue and profit impacts are only different because the Q3 10-Q reflects a year to date impact ($170M revenue and $25M profit) whereas during the earnings call we referenced a projected full year impact ($250M revenue and $35M profit) in relation to our annual guidance.
The amount of revenue and profit impact disclosed in both our Q3 10-Q and during our third quarter earnings call represent the impacts as a result of the COVID-19 pandemic, net of amounts received under the provisions of the CARES Act Section 3610 (“CARES 3610”). The gross impact to our revenue was $305 million. This was partially offset by $135 million of recoveries under CARES 3610 that we received to keep our employees and subcontractors in a ready state, resulting in our revenues being $170 million lower for the nine months ended October 30, 2020.
The impacts to profit disclosed in both the Q3 10-Q and the earnings release also represent the actual and projected impacts, respectively, over the same time periods as described above. In accordance with the provisions of CARES 3610, we did not earn profit on the amounts recovered to keep our workforce in a ready state.
To provide additional clarity with regard to the above we will revise our disclosure within MD&A under the heading “Impacts of the COVID-19 Pandemic” in our Form 10-K for the year ending January 29, 2021 to read:

“We are continuing to monitor the ongoing outbreak of the coronavirus disease 2019 (“COVID-19”) and we continue to work with our stakeholders to assess further possible implications to our business, supply chain and customers, and to take actions in an effort to mitigate adverse consequences. As travel restrictions and social distancing advisories began to be implemented in early 2020, our workforce began to work remotely to the extent possible. While a majority of our workforce is able to work remotely, some employees must still travel to client or company facilities in order to work.
The Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, which was passed by Congress and signed by the President on March 27, 2020, provides a mechanism to recover our labor costs where our employees are ready and able to work but unable to access required facilities due to COVID-19. Reduced activity on contracts, including travel and other direct costs, caused revenues to be approximately $XXX million lower for fiscal 2021 (net of $XXX million of labor recovered under the provisions of the CARES Act described above to maintain our workforce in a stand-ready state).
We are generally not able to bill profit on the stand-ready labor costs recovered under the CARES Act and, in some cases, funding limitations and the necessity for contract modifications may cause us not to be able to recover all of the labor costs. As a result, operating income for fiscal 2021 was reduced by approximately $XX million.
In addition, the CARES Act allows for the deferral of certain payroll tax payments and we have deferred payments totaling approximately $XX million as of January 29, 2021. We must begin repaying these deferred taxes in the third quarter of fiscal 2022 however we may elect to repay them earlier.
We have not experienced a significant impact to our liquidity or access to capital as a result of the COVID-19 pandemic. As discussed in “Liquidity and Capital Resources” we believe that our existing cash on hand, generation of future operating cash flows, and access to bank financing and capital markets will provide adequate resources to meet our short-term liquidity and long-term capital needs. As of January 29, 2021 we were in compliance with our debt covenants and we have not been required to obtain additional financing, or make significant modifications to our capital deployment strategy, as of the result of the COVID-19 pandemic.
We continue to work with our customers to implement the related provisions of the CARES Act. However, this relief provision will expire March 31, 2021. We have developed and continue to evolve contingency plans which we believe would mitigate adverse impacts to our business if the CARES Act were not to be extended, however we cannot currently estimate the overall impact of the COVID-19 pandemic. The longer the duration of the event the more likely that there may be an adverse impact on our business, financial position, results of operations and/or cash flows.”
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If you would like to speak with us about this matter, please do not hesitate to call Maria Bishop, Corporate Controller, at (760) 889-0736.
Very truly yours,
/s/ Prabu Natarajan
Prabu Natarajan
Chief Financial Officer
Cc:
Nazzic S. Keene
Steven G. Mahon
Ernst & Young LLP
Faegre Baker Daniels LLP